Santiago, February 3, 2026
Mrs.
Solange Berstein Jáuregui
President
Financial Markets Commission
Present

Ref.	Material Fact. Subscription of purchase agreement for 49.99% of shares of the subsidiary Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A. and service agreement

Mrs President,

In accordance with Articles 9 and 10 of Law No. 18,045 and other applicable regulations, Banco Santander-Chile (hereinafter also referred to as the “Bank”) hereby informs that, as of yesterday, the respective share purchase agreement for 49.99% of the shares of the subsidiary Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A. to Getnet Payments, S.L. was signed by representatives of the Bank and Santander Asesorías Financieras Limitada.

Likewise, a service agreement was signed between Banco Santander-Chile and said subsidiary.

All of the foregoing was approved at the extraordinary shareholders' meeting held on January 27 of this year.

Sincerely,

Cristian Florence Kauer
Deputy CEO
Banco Santander Chile